KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Suite 3300 Commerce Court West	Telefax (416) 777-8818
PO Box 31 Stn Commerce Court	www.kpmg.ca
Toronto ON M5L 1B2

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in the note 1 to the consolidated financial statements as at and for the year ended October 31, 2004, relating to the adoption of CICA Handbook Section 1100 — Generally Accepted Accounting Principles. Our report to the shareholders dated November 23, 2004 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Toronto, Canada
November 23, 2004